April 20, 2016

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Randolph Bancorp, Inc.

Registration Statement on Form S-1

Filed March 4, 2016

File No. 333-209935

Dear Ms. Anagnosti:

This letter is submitted on behalf of Randolph Bancorp, Inc. (the “Company”) in response to comments of the staff of the Office of Financial Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-l, File No. 333-209935 (the “Registration Statement”) filed on March 4, 2016 as set forth in your letter, dated March 31, 2016 (the “Comment Letter”), to James P. McDonough of Randolph Bancorp, Inc.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the responses refer to the pages in the Amendment No. 1 to the Form S-1 as filed with the Commission.

General

1. Prior to the effectiveness of the registration statement, please confirm that FINRA has no objections to the selling agent arrangements in this offering.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and respectfully confirms that it will ensure that the Staff receives a copy of the letter or a call from FINRA informing the Staff that FINRA has no objections to the selling agent arrangements in this offering, prior to the effectiveness of the Registration Statement.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Summary

Randolph Bancorp, page 1

2. Please revise to disclose the losses for the last two years.

Response to Comment No. 2:

Page 1 of the prospectus has been revised under “Summary – Randolph Bancorp” in response to the Staff’s comment.

How We Determined the Offering Range, page 7

3. We note that RP Financial, LC made a moderate downward adjustment to its pro forma market value calculation for profitability, growth, and earnings because of Randolph Bancorp’s operating losses for the last three years on a stand-alone basis and modest earnings after factoring in the pro forma impact of the acquisition of First Eastern Bankshares Corporation. Consider adding risk factor disclosure that specifically addresses these concerns about your profitability going forward.

Response to Comment 3:

Page 17 of the prospectus has been revised to include a risk factor titled “We have incurred operating losses in the past several years and the timing of our return to profitability is uncertain” in response to the Staff’s comment.

4. We note that RP Financial, LC made a slight upward adjustment for asset growth as Randolph Bancorp’s recent asset growth has been constrained by its regulatory capital ratio and that your ability to expand assets will increase on a post-conversion basis reflecting the increased level of regulatory capital. In an appropriate place in the prospectus, please provide a discussion regarding how your prospective asset growth is likely to affect your regulatory capital ratios going forward.

Response to Comment 4:

Page 87 of the prospectus has been revised under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Randolph Bancorp – Liquidity and Capital Resources” in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Deadline for Orders of Common Stock, page 10

5. A prospectus must accompany or precede the sale of any securities registered under the Securities Act. Please revise your disclosure accordingly.

Response to Comment No. 5:

Page 10 of the prospectus has been revised under “Summary – Deadline for Orders of Common Stock” in response to the Staff’s comment.

Risk Factors, page 17

If we are required to repurchase mortgage loans..., page 20

6. Please revise your disclosure to provide investors with information regarding your historic performance relating to your obligations to repurchase mortgage loans that you have previously sold.

Response to Comment No. 6:

Page 21 of the prospectus has been revised under “Risk Factors – If we are required to repurchase mortgage loans that we have previously sold, it would negatively affect our earnings” to disclose Randolph Savings Bank’s historical performance relating to its obligations to repurchase mortgage loans in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 33

7. Please delete any references to the Private Securities Litigation Reform Act of 1995 or explain that this offering does not have the safe harbor protections afforded by the Act.

Response to Comment No. 7:

Page 34 of the prospectus has been revised to delete the reference to the Private Securities Litigation Reform Act of 1995 under “Special Note Regarding Forward-Looking Statements” in response to the Staff’s comment.

Selected Consolidated Financial And Other Data of Randolph Bancorp, page 35

8. Please expand the caption Capital Ratios to read Capital Ratios (Bank only).

Response to Comment No. 8:

Page 36 of the prospectus has been revised under “Selected Consolidated Financial and Other Data of Randolph Bancorp” in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 38

9. Please revise the second sentence of the first paragraph to refer to the acquisition method of accounting. In addition, revise the fourth sentence of the first paragraph appearing under the title Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Financial Statements on page 45.

Response to Comment No. 9:

The Registration Statement has been revised under “Summary Selected Pro Forma Condensed Consolidated Financial Data” and under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Financial Statements” in response to the Staff’s comment. See pages 49 and 56 of the prospectus for the revised disclosure.

Use of Proceeds, page 39

10. Please provide a note to the amount of merger consideration to state that the amount does not include a contractual bonus obligation, remaining seller transaction costs and dividends to shareholder.

Response to Comment No. 10:

Page 50 of the prospectus has been revised under “Use of Proceeds” in response to the Staff’s comment. Additional changes to this section have been made in response to comments received from applicable banking regulators.

Capitalization, page 43

11. Please tell us how you computed the shareholders’ equity as a percent of assets and tangible equity as a percent of assets for the historical period ended December 31, 2015.

Response to Comment No. 11:

Shareholder’s equity as a percent of assets and tangible equity as a percent of assets for the historical period ended December 31, 2015 were inadvertently calculated using “Randolph Bancorp Historical Combined” amounts as the denominator in the initial filing. Page 54 of the prospectus has been revised to correct this error in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

12. Please expand Note 3 to state that common stock reflects total issued and outstanding shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively, including shares issued to the charitable foundation.

Response to Comment No. 12:

Page 55 of the prospectus has been revised under “Capitalization” in response to the Staff’s comment.

13. Please revise Note 4 to state that the sum of the par value of total shares outstanding and additional paid-in capital equals the net offering proceeds at the offering price of $10.00 per share and the value of shares issued to the charitable foundation.

Response to Comment No. 13:

Page 55 of the prospectus has been revised under “Capitalization” in response to the Staff’s comment.

14. Please expand Note 6 to state that under generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and is, accordingly, reflected as a reduction of capital and a liability to the employee stock ownership plan. Also, revise the note to state that as shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur in the amount of compensation expense recognized.

Response to Comment No. 14:

Page 55 of the prospectus has been revised under “Capitalization” in response to the Staff’s comment.

Pro Forma Data

Pro Forma Unaudited Condensed Consolidated Financial Statements, pages 45—47

15. Please revise the last sentence of the first paragraph to refer to the merger using the acquisition method of accounting as opposed to the purchase accounting method.

Response to Comment No. 15:

Page 56 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Financial Statements” in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

16. Please expand the last paragraph on page 46 to state that you excluded from the calculation of pro forma net income any adjustments to reflect the estimated interest income to be earned on the net proceeds of the offering. Please also state that such adjustments will be recorded as incurred since they are not reflected in the calculations of pro forma income.

Response to Comment No. 16:

Page 58 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Financial Statements” in response to the Staff’s comment.

17. Please expand the disclosure in the first paragraph on page 47 to state that the historical carrying value of loans, deposits and borrowings approximates fair value and as such pro forma merger adjustments for these financial assets and liabilities are not included in the pro forma financial statements. In addition, revise Notes (11) on pages 49 and 52, accordingly.

Response to Comment No. 17:

Pages 58, 60 and 63 of the prospectus have been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Financial Statements” in response to the Staff’s comment.

Pro Forma Unaudited Condensed Consolidated Balance Sheet, pages 49-50 and 52-53

18. Please revise Notes (2), (17), (18) and (19) to refer to the acquisition method of accounting as opposed to the purchase accounting method.

Response to Comment No. 18:

Pages 60, 61, 63 and 64 have been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Balance Sheet” in response to the Staff’s comment.

19. Please revise Note (7) to state that the adjustment represents the after-tax impact to retained earnings from the cash and stock contribution to the foundation at a marginal tax rate of 34% and revise the related pro forma balance sheets, accordingly.

Response to Comment No. 19:

The adjustment represents the pre-tax impact of the cash and stock contributed to the charitable foundation. Accordingly, Note 7 on each of pages 60 and 63 of the prospectus has been revised to delete the language “at a marginal tax rate of 34%” under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Balance Sheet” in response to the Staff’s comment. Note that the tax benefit associated with the contribution to the charitable foundation is separately presented in the Pro Forma Unaudited Condensed Consolidated Balance Sheet and is addressed in Note 4 on pages 60 and 63.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

20. Please include a note to your deposits and borrowings to state that the historical carrying values approximate fair values and as such pro forma merger adjustments are not included in the pro forma financial statements.

Response to Comment No. 20:

Note 11 on each of pages 60 and 63 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Balance Sheet” in response to the Staff’s comment.

Pro Forma Unaudited Condensed Consolidated Statements of Income, pages 54 -59

21. Please delete the offering adjustments of $530,000 and $837,000 to interest-bearing deposits and CDs that represent interest income to be earned on the net proceeds of the offering from your pro forma unaudited condensed consolidated statements of income.

Response to Comment No. 21:

Pages 65 and 67 of the prospectus have been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Statements of Income” in response to the Staff’s comment.

22. Please revise Note (1) to state that it shows the mutual-to-stock conversion of Randolph Bancorp, assuming the gross proceeds at the offering range, offering expenses, a contribution to the charitable foundation and establishment of an employee stock ownership plan that will acquire 8.0% of the number of shares issued in the offering including the shares issued to the charitable foundation. State that Randolph Bancorp also intends to adopt a stock-based benefit plan that will award shares in the amount of 4% and grant options for up to 10% of the number of shares issued in the offering plus the shares issued to the charitable foundation. State that adjustments to record estimated stock-based incentive plan expenses, including expenses of the stock awards and option grants, and interest income to be earned on the offering, will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the calculations of pro forma income. State that no expenses are included for the shares issued to the charitable foundation or other merger-related charges, all of which are expensed as incurred.

Response to Comment No. 22:

Note 1 on each of pages 66 and 68 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Statements of Income” in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

23. Please revise Note (2) to remove the grants of stock awards and stock options under the stock-based benefit plan since they will be expensed as incurred.

Response to Comment No. 23:

Note 2 on each of pages 66 and 68 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Statements of Income” in response to the Staff’s comment.

24. Please revise Note (3) to refer to acquisition accounting adjustments as opposed to purchase accounting adjustments.

Response to Comment No. 24:

Note 3 on each of pages 66 and 68 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Statements of Income” in response to the Staff’s comment.

25. Please revise to disclose the federal corporate tax rates and assumptions used to compute the offering adjustments and pro forma adjustments to income taxes (benefit).

Response to Comment No. 25:

Note 1 on pages 66 and 68 discloses the use of a 34% marginal tax rate for the offering adjustment. Note 7 on pages 66 and 68 discloses the use of a 34% effective tax rate for the pro forma merger adjustments.

Pro Forma Unaudited Condensed Consolidated Statement of Income. Page 58

26. Please revise the $3.0 million amount in Note (2) to $4.7 million for the employee stock ownership plan loan. Please refer to the related disclosures on page 14.

Response to Comment No. 26:

Note 2 on page 68 of the prospectus has been revised under “Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Statement of Income” in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Addition Pro Forma Data, page 61

27. Please provide a line item after estimated net proceeds to present estimated acquisition cash costs.

Response to Comment No. 27:

Page 71 of the prospectus has been revised under “Additional Pro Forma Data” in response to the Staff’s comment.

28. Please provide an adjustment titled pro forma acquisition adjustment to net income and per share net income to reflect the after-tax amount of interest income foregone as a result of the payment of acquisition cash costs out of the net proceeds of the offering. In this regard, state the assumed interest rate and the marginal tax rate utilized.

Response to Comment No. 28:

Page 71 of the prospectus has been revised under “Additional Pro Forma Data” in response to the Staff’s comment.

29. Please tell us how you determined the net income pro forma stock option adjustment for the fiscal year ended December 31, 2015 for all offering levels.

Response to Comment No. 29:

The calculation of the net income pro forma stock option adjustment for the fiscal year ended December 31, 2015 for all offering levels is set forth below.

	Minimum 3,655,000 $10.00 per share	Midpoint 4,300,000 $10.00 per share	Maximum 4,945,000 $10.00 per share	Maximum As Adjusted 5,686,750 Shares $10.00 per share
Annual Stock Option Expense
Options established in Plan	377,196	443,760	510,324	586,873
Black-Sholes valuation per option	$2.80	$2.80	$2.80	$2.80
Aggregate Value of Options	$1,056,149	$1,242,528	$1,428,907	$1,643,243
Vesting period for options	5.0	5.0	5.0	5.0
Annual Pre-Tax Vesting Expense	$211,230	248,506	285,781	328,649
Effective Tax Rate (1)	-8.50%	-8.50%	-8.50%	-8.50%
Tax benefit	$(17,955)	$(21,123)	$(24,291)	$(27,935)

After Tax Expense	$193,275	$227,383	$261,490	$300,714

(1) Marginal Tax Rate	34.00%	34.00%	34.00%	34.00%
% of Options not deductible—% of stock options which are incentive options	-75.00%	-75.00%	-75.00%	-75.00%

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Comparison Of Valuation and Pro Forma Information With And Without Our Charitable Foundation, page 64

30. Please provide notes to the tabular presentation to state in detail how you determined the total assets, total liabilities, pro forma shareholders’ equity and pro forma net income without the charitable foundation for all offering levels.

Response to Comment No. 30:

Pages 74 and 75 of the prospectus have been revised under “Comparison of Valuation and Pro Forma Information With and Without Our Charitable Foundation” in response to the Staff’s comment.

Comparison Of Valuation And Pro Forma Information With And Without The Merger, page 65

31. Please provide a note to the tabular presentation to state how you determined the Pro forma net income (loss) for all offering levels.

Response to Comment No. 31:

Page 77 of the prospectus has been revised under “Comparison of Valuation and Pro Forma Information With and Without the Merger” in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Randolph Bancorp, page 66

Comparison of Financial Condition at December 31, 2015 and 2014, page 67

Loans Held for Sale, page 67

32. We note that the Bank increased the origination of purchase money mortgage by 37% in 2015. Please expand your disclosure either here or in another appropriate section of the prospectus to describe the features and attendant risks of these types of loans. Please also consider adding risk factor disclosure with respect to the Bank’s increased exposure to purchase money mortgages.

Response to Comment No. 32:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that purchase money mortgage loans are residential mortgage loans originated for the purpose of the borrower purchasing, as opposed to refinancing, a home. Because the origination of purchase money mortgage loans does not result in additional risk to a bank compared to the origination of residential mortgage loans in refinancing transactions, no additional disclosure regarding the risks associated with such loans and no additional risk factor disclosure has been added to the prospectus. The Company believes that the risks associated with the origination of residential mortgage loans are adequately disclosed in the risk factors entitled “Our business may be

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

adversely affected by credit risk associated with residential property,” “Our mortgage banking revenue and the value of our mortgage servicing rights can be volatile,” and “If we are required to repurchase mortgage loans that we have previously sold, it would negatively affect our earnings” and elsewhere in the prospectus.

FHLB Advances, page 68

33. We note that FHLB advances increased by 45% in 2015. Please expand your disclosure either here or in another appropriate section of the prospectus to describe the features and attendant risks of the residential mortgage loans for low-to-medium income borrowers that the bank funded with these advances. Please also consider adding risk factor disclosure with respect to the Bank’s exposure to these loans and any associated default risk relating to the FHLB advances.

Response to Comment No. 33:

Page 80 of the prospectus has been revised under “Comparison of Financial Condition of December 31, 2015 and 2014—FHLB Advances” to delete the language “which were used to fund residential mortgage loans for low-to-medium income borrowers” in response to the Staff’s comment. The additional FHLB advances were used to provide additional liquidity for the Bank’s operations generally and were not allocated specifically to fund loans to low-to-medium income borrowers. Accordingly, no additional disclosure regarding the features or attendant risks of residential mortgage loans to such borrowers has and no additional risk factor disclosure has been added to the prospectus.

Non-Interest Expense, page 71

34. Please expand your disclosure to describe whether the “independence issue” with your former auditor involved its engagement with you. If so, please describe the nature of the issue and any steps that you have taken to address the issue.

Response to Comment No. 34:

The Company supplementally advises the Staff that the “independence issue” involving its former auditor was caused by the 2013 hiring of a member of that former firm’s audit engagement team in a financial reporting oversight role. While the former firm considered itself independent under AICPA standards, when a potential mutual-to-stock conversion transaction was discussed, such former firm concluded that they would not be independent under the “cooling off period” requirement of the PCAOB’s independence standards. As a result, the Company engaged a new firm and had such new firm re-audit the Company’s financial statements for the years ended December 31, 2014 and 2013. Page 83 of the prospectus has been revised to clarify that the independence issue was resolved by the re-audits performed by the Company’s current independent public accounting firm.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Business of Randolph Bancorp, Inc. and Randolph Savings Bank, page 76

Leveraging Our Infrastructure, page 78

35. Please expand your disclosure regarding technology upgrades to provide an estimate of the cost and timeframes for completion.

Response to Comment No. 35:

Page 91 of the prospectus has been revised under “Leveraging Our Infrastructure” in response to the Staff’s comment.

36. We note that a part of your strategy involves using the additional capital from the offering to leverage your improved infrastructure in order to foster increased growth and profitability. We also note that, on page 22, you disclose that your efficiency ratio remains high as a result of operating expenses incurred in connection with your business strategy. Please expand your disclosure to include specific plans that you have, if any, to address your efficiency ratio in order to foster increased growth and profitability after the offering.

Response to Comment No. 36:

Page 91 of the prospectus has been revised under “Leveraging Our Infrastructure” in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Eastern Bankshares Corporation, page 104

General

37. Please revise this section to indicate that “we” and “our” and related terms in this section refer to the management of First Eastern Bankshares Corporation.

Response to Comment No. 37:

Page 116 of the prospectus has been revised under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Eastern Bankshares Corporation” in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

Representations and warranties, page 163

38. Please either remove the second sentence and the last sentence in the last paragraph on page 163 or revise to remove any implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response to Comment No. 38:

Page 175 of the prospectus has been revised to delete the second sentence and last sentence in the last paragraph under “Acquisition of First Eastern Bankshares Corporation—Representations and Warranties” in response to the Staff’s comment.

Consolidated Financial Statements of Randolph Bancorp

Note 1. Summary of Significant Accounting Policies, page F-9

39. Please disclose your accounting policy for your acquisition method of accounting.

Response to Comment No. 39:

Page F-50 of the Consolidated Financial Statement of Randolph Bancorp has been revised in response to the Staff’s comment. The Company may adopt additional policies related to acquisition accounting after completion of the merger.

Note 14. Fair Value Of Assets And Liabilities, pages F-44—F-49

40. For fair value measurements categorized within Level 3 of the fair value hierarchy, please provide quantitative information about the significant unobservable inputs used in the fair value measurements. Refer to ASC 820-10-50-2 (bbb) and ASC 820-10-55-103.

Response to Comment No. 40:

Pages F-46 through F-49 of the Consolidated Financial Statement of Randolph Bancorp have been revised in response to the Staff’s comment.

41. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please provide a reconciliation from opening balances to the closing balances, disclosing separately changes during the period pursuant to ASC 820-10-50-2 (c).

Response to Comment No. 41:

Pages F-46 through F-49 of the Consolidated Financial Statement of Randolph Bancorp have been revised in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

42. For recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy, please provide a description of the valuation process used as well as a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2 (f) and (g) and ASC 820-10-55-105 and 106.

Response to Comment No. 42:

Pages F-46 through F-49 of the Consolidated Financial Statement of Randolph Bancorp have been revised in response to the Staff’s comment.

Exhibits

43. It appears that you have not filed employment agreements for any of your executive officers except for those agreements with Mr. McDonough and the officers that will be retained from First Eastern Bankshares Corporation. Please file the employment agreement between you and Michael K. Devlin and any other employment agreements that you consider material.

Response to Comment No. 43:

The Company acknowledges the Staff’s comment and advises the Staff that the only executive officer that has an employment agreement with the Company is Mr. McDonough. All other executive officers, including Mr. Devlin, will be executing a change in control agreement with the Company.

44. Please either confirm that each of the change in control agreements that you enter into with certain of your officers will be substantially the same as the form agreement that you have filed or confirm that you will file each agreement once it is finalized.

Response to Comment No. 44:

The Company acknowledges the Staff’s comment and confirms that each of the change in control agreements will be substantially the same as the form agreement that the Company has filed with the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (202) 346-4113.

Sincerely,

/s/ Matthew Dyckman

Matthew Dyckman

Ms. Era Anagnosti

Securities and Exchange Commission

April 20, 2016

cc:	James P. McDonough, President and Chief Executive Officer

  Michael K. Devlin, Executive Vice President and Chief Financial Officer

Randolph Bancorp

Randolph Savings Bank

  William P. Mayer Esq.

Goodwin Procter LLP